Filed by Satellogic Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional Subject Companies: CF Acquisition Corp. V

Commission File No.: 001-39953

The following is a transcript from the Satellogic Inc. Analyst Day which was held on November 18, 2021.

Ryan Driver: Hello, everyone. We’re going to give it a couple more minutes. Welcome to Satellogic’s Analyst Day.

Okay, we’re going to give it about one more minute and then we’ll get started. Welcome to Satellogic’s Analyst Day.

Looks like we still have some people funneling in. We’ll give it one more minute and then we’ll get started.

[video plays]

Ryan Driver: All right, welcome everyone. My name is Ryan Driver, and I’m Satellogic’s Vice President of Corporate Development. We appreciate everyone joining us for our first analyst day, and look forward to walking you through our business, our impressive traction to date, and plans for the future.

Before we get started, I’d like to direct your attention to the presentation for this call, which was provided today by Satellogic on a Form 6-K and is accessible on SCC’s website at www.sec.gov. You are encouraged to carefully review the information and disclaimers included in the presentation. This call is being recorded and the transcript of the call will be provided to the SEC, and a recorded version of the webcast will be available for replay via the Investor Relations page of Satellogic’s website.

Please note that this call may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933 as amended, and Section 21-E of the Securities Exchange Act of 1934 as amended. This includes statements regarding Satellogic’s expectation of future financial and business performance and conditions, the industry outlook, and the timing and completion of Satellogic’s proposed merger with CFE.

Forward looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. Please refer to the legal disclaimer slides in the presentation available on our IR website, as well as the risk factors described in the documents we filed with the SEC. This includes our registration statement on Form F-4 filed on November 12, 2021, which details information on risks, uncertainties and assumptions that may cause actual results to differ materially from those set forth in such statements.

In addition, we’ll discuss non-GAAP financial metrics which we believe are useful as supplemental metrics of Satellogic’s performance. These non-GAAP metrics should be considered in addition to and not a substitute of GAAP results. You can find additional disclosures regarding these non-GAAP metrics, including reconciliations to our comparable GAAP results, in the appendix to our presentation.

With that, I’ll wrap up the introduction with today’s agenda and introduce our presenters. We will begin the discussion around Satellogic’s key competitive advantages, followed by an in-depth presentation of Satellogic’s market opportunity, which will include several guest speakers. Following that we are excited to give an update on the traction we’ve had since the July announcement, and we’ll finish with a discussion around our financial targets and valuation, before opening up the call to live Q&A.

For Q&A, we will be using Zoom’s Q&A feature at the bottom of your screen. Throughout this presentation you will be able to type your question into the queue, and we have a lot allocated 30 minutes to answer your questions at the end of this presentation.

Now, presenting with me today from Seattle logic we have our co-founder and CEO, Emiliano Kargieman, our CFO, Rick Dunn, and Matt Tirman, President of Satellogic North America. Additionally as guest speakers we’ll hear from Retired Major General Clint Crosier, Director of Aerospace and Satellite Solutions at Amazon Web Services; Jim Hollis, co-founder and COO of Geothermal Technologies and CEO of Wireless Seismic; Retired Major General Robert Wheeler, former Deputy Department of Defense CIO for C4 & Information Capabilities, and Shyam Sankar, CEO of Palantir Technologies.

Before handing the call over to our CEO, Emiliano, I’d like to briefly introduce his background. Prior to founding Satellogic, Emiliano co-founded two innovative tech companies as well as co-founded a Latin America-focused venture capital firm. He has over 25 years of experience building technology and technology companies, and has spent a little over a decade perfecting Satellogic’s technology and bringing it to market. I can’t think of a better person to lead Satellogic through its next phase of growth as a public company. With that, I will turn it over to Emiliano.

Emiliano Kargieman: Thank you, Ryan. So, welcome everyone to our analyst day. In the increasing complexity of our world, increasing volatility that we face, and the interconnectedness of the world being, being prepared for the challenges that we will face requires a new way to look. And this is really what we have been working on. It doesn’t matter if you are faced with negotiating the tradeoffs between food, energy, and water supplies, or the consequences of climate change and things like mass migrations across borders. Optimizing for these problems, providing food, generating and distributing energy, and managing water among other natural resources requires that we have a way to look around the world. It requires a source of data that is global, that is detailed, that is fresh, that really has the granularity that we need that is fresh, and that we can deliver at the right price point to practitioners in the field and to every company that needs to use it and every government that needs to use it to make decisions. This needs to be a reliable way of seeing what’s happening in the world.

Now, up until now every way we have of looking at the world has an inherent problem. It’s really expensive and it’s very difficult to scale. It doesn’t matter if you’re using drones or helicopters or planes or IOT sensor networks, but if you’re using existing satellites in orbit, all of these means of data collection require that you have to make a decision to go and point the platforms and the sensors to the targets that you want to capture.

Even if you’re using the old “boots on the ground” approach and sending people to take measurements of things and report back, you always have to make a decision when using these means of data collection of where you’re going to collect the information, and doing that requires a specific operational investment.

Furthermore, when you make a decision to go and send these platforms or point the satellites to one particular target, you’re not pointing somewhere else. You’re not delivering data to another customer. All of these means of data collections share the problem that you always pay an opportunity cost to serve one customer, and because of that you’re limited to a finite number of customers that you can serve. This is the problem that we set out to solve, and we build a solution.

Over the last few years, we built technology that allows us to address these problems head-on. We built satellites that have 60 to 100x better unit economics than anybody else’s, and we’re putting enough of them in orbit that we’re going to be able to do something that no one’s been able to do up until now. We’re going to collect data over all of the surface of the planet at sub-meter resolution, so very, very detailed data every single day. We’re going to re-map the entire planet every single day, and by doing that we’re going to create a catalog, essentially an infinite catalog of everything on the planet, and we’re going to be able to deliver this data to every customer around the world at the right price.

Once you have a complete map of the Earth every single day, you can price the data to every customer according to the price that they’re willing to pay for their application, because you don’t have to pay the opportunity customer anymore, because you don’t have to point your satellites to a specific target. Once we’re remapping the entire Earth, you have the data to serve everyone. And this is really the key to our strategy. We’ll talk more about that in the next few slides.

So, we started a company a little bit over 11 years ago, and we’ve been operating ever since. We focused on rebuilding satellites from the ground up to reach the right unit economics. In 2013 we launched our first prototype, our first two prototypes. By 2014 we filed the patent for a key technology, the camera design that allows us to have 10x more data collection capacity in a single satellite than anybody else.

From then, we completed our manufacturing facility, our first pilot plant, and we started rolling out the satellites. We launched 22 satellites since then, and we’re currently operating 17 in orbit. The 17 satellites that we’re currently operating in orbit allow us to deliver data to customers. We signed our first customer in 2018, and we have been delivering data since April this year.

Over the last few months since April, we we’ve put together a really healthy pipeline that we will talk about. We booked millions of dollars in confirmed bookings. We generated millions of dollars of revenue. And in July we announced that we reached an agreement to merge with Cantor Fitzgerald Acquisition Corp 5, to take the company public on NASDAQ.

Now we haven’t been quiet since July, and we will talk later today about some of the objects and some of the things that we’ve been up to since July. We will talk about the establishment of our North American subsidiary, Satellogic North America, that is focused on getting ready to be able to serve the US government and to be able to serve the Canadian government.

We will talk about the establishment of our new high-throughput facility, our new high-throughput manufacturing plant in the Netherlands that will allow us to reach a rate of over 100 satellites per year in manufacturing. We will talk about the updates on our sales side. We will talk about the new bookings. We also talk about how we’re building up the team, and the new hires that will allow us to make our numbers in the coming years.

I also have the honor to introduce you to five new board members that we’re bringing on board to be in our board as a public company. Furthermore, we will present the launch of a SaaS platform that we’re launching this week, Aleph. This platform is the one that would allow us to really democratize access to Earth observation, by allowing everybody in the world to use Earth observation data on a subscription SaaS model. We will also take some time to talk about our collaboration with partners such as AWS and Palantir.

Now, let me tell you a bit more about our strategy. As I mentioned in passing, we have developed satellites that have 60-100xx better unit economics than anybody else’s, to collect high-resolution imagery from space. And we’re going to take this technology advantage that we have and we’re going to do something with it that nobody else can do. We’re going to put enough satellites around the planet to re-map the entire surface of the Earth every single day. We’re going to re-map every square foot of the surface of the planet every single day and turn that into a live catalog of everything that’s happened.

On top of that, our partners and customers will be able to run machine learning and other algorithms to identify objects, to classify the scenes, to build predictive models, and overall to be able to track changes, to track everything that’s changing on the surface of Earth every single day. This in turn will allow them to drive better decisions across every industry, and for every government on the planet, and locking in for us a $140 billion TAM.

With the 17 satellites that we currently have in orbit, we’re collecting a wealth of data. On one hand, we have industry-leading high quality multispectral data or multispectral imagery, and our 70 cm of resolution has recently been awarded the medal by the NGA as the best quality multispectral imagery in the market. But also every satellite that we put out there has two other payloads. We carry a camera that allows us to take hyperspectral images. What is hyperspectral imagery? Well, it’s going beyond the three colors that we can see with our eyes, going beyond red, green, and blue, and looking at the Earth in a wealth of colors. In our case up to 29 different color bands, that give you an understanding of the molecular processes and the chemical composition of the objects that you’re looking at. It is particularly useful to monitor things like water quality, to monitor forests, and to monitor a lot of the variables that have to do with climate change.

On top of that, every one of our satellites has the ability to deliver full-motion video from orbit. We can hover our satellites over the target for over two minutes and collect video that we can deliver to our customers, to have a live view of what’s happened.

These are some examples of the imagery being taken by our satellites today. These are recent images from the fire, the recent injuries from the fire in Venezuela. This is one from the La Palma volcano eruption in the Canary Islands. Imagine what you can do if you have this level of resolution, this kind of information of every point on Earth every single day, and that’s what we’re doing.

As I mentioned, we have 17 commercial satellites in orbit today. This capacity is already good enough to give us a very large addressable market, and to allow us to generate a very good business. With the 17 satellites, we have the capacity today to deliver imagery over any point on the Earth several per day, more than two per day in the morning and in the afternoon.

On top of that, the 17 satellites that we currently have in orbit, because of the efficiency of our platform, they have the data collection capacity that is unsurpassed. The 17 satellites today have the capacity to collect over five million square kilometers of high-resolution imagery every single day. This is more than the collection capacity of the next four companies in our industry combined. Five million square kilometers per day is more than the capacity of Maxar, Airbus, Planet and Black Sky put together in terms of data collection capacity.

So, this is already a great infrastructure to provide services to our customers, but this is really the beginning for us. We’re scaling this infrastructure from the 17 satellites that we have in orbit today to 300 satellites by 2025. We recently signed a multiple launch agreement with SpaceX to be able to put the satellites in orbit. Reaching this constellation of 300 satellites in orbit by 2025 will allow us to collect data over all of the surface of the planet every single day, every square foot of the planet every single day, and deliver this to customers at zero marginal cost. This is really the revolution we’re bringing to the industry.

The reason we can do that is because we have this very unique, unmatched, and really unachievable unit economics for any of our competitors. Our satellites, again, are 60 to 100x more cost efficient than anybody else’s, and there’s a reason for it. We spent the last 11 years building this technology. We developed this camera technology that is very unique, that uses an adaptive optics – it’s a patented design - that we put in orbit for the first time in 2014, that allows us to collect data continuously from a small satellite. Up until now, only very large satellites that are very expensive – like Maxar’s $800 million Worldview 4 - were able to collect data continuously when they were on top of land. Every other small satellite company needs to pay a tradeoff to build small satellites. So, Black Sky or Planet, for example, collect less than 30,000 square kilometers of data every single day. In comparison, because of our camera technology advantage and the patented design that we have, we have the ability in every one of our satellites to collect over 300,000 square kilometers of data every single day. This is the beginning of the differentiation, the 10x larger data collection capacity that each one of our satellites have compared to any other platform.

On top of that we have become a completely vertically-integrated company over the last 11 years. So, we not only design our satellites from the ground up, we design, and we manufacture, and we integrate every component every sub-assembly of the settlement. We design and build our own sensors, our own actuators, our own onboard computers, our own powers systems, our own propulsion systems, our own cameras of course, and our own telescopes. By doing this we’re able to lower the capital expense cost for putting one satellite in orbit by a factor of 10.

Today we’re building satellites. Each one of the satellites that were operating in orbit costs around $450,000 in bill material, and we can put them in orbit for a fully loaded cost, including bill of materials and launch, of less than $800,000. This is the second leg of our differentiation. 10x more data collection capacity for satellite, 10x lower cost, or less than $1 million per satellite-in-orbit costs compared to over $10 million of satellite-in-orbit for our closest competitors.

If you put those things together, the 10x larger data collection capacity and 10x lower CapEx cost, this is how we reach this unmatched unit economics. For every square kilometer of data that our satellites collecting the ground, we have 60x lower cost than the cost of Planet SkaySat’s to collect that square kilometer of data, 80x lower cost than the cost of Black Sky GEN 2 satellites, and over 100x lower cost than that of Pleiades satellites from Airbus or the Worldview satellites from Maxar.

This unmatched unit economics are allowing Satellogic to deliver something that nobody else can deliver: the right product at the right price for the right customer. And this is the key to open up the high-resolution imaging market for mainstream applications.

I’ll try to drive this point home by showing you a little bit of the numbers. We have satellites that are less than $1 million to build and launch compared to $10 million for the closest small satellite competitors and hundreds of millions for the more traditional satellites in our industry. These satellites have a data collection capacity of over 300,000 square kilometers of data per day. That’s 10x more data collection capacity than any other small satellite. This is the reason that for every square kilometer of data we collect, we have up to 100x lower cost.

Now if you think about the implication of this, I mentioned that to re-map the Earth every day you have to put 300 satellites in orbit. With our technology that has 10x larger data collection capacity than that of our competitors, we have to put 300 satellites in orbit. If anybody else wanted to do what we are going to do, it will take an enormous amount of money and CapEx investment to try to do the same thing.

So, for us remapping the entire Earth every single day at sub-meter resolution requires a CapEx investment of less than $300 million. With the technology we have today, this compares with over $50 billion of CapEx investment that would be needed by our closest small satellite competitors, and over $180 billion dollars that would be needed with Maxar’s available technology. This is really the level of disruption that we bring.

So, to summarize, because of our unit economics, because of the technology with our design, and because of the scalability of her platform, we are the only company in the world in a position to deliver sub-meter resolution daily over all of the surface of the Earth, in turn allowing us to deliver this data at zero marginal costs towards customers, and opening up $140 billion total addressable market. We’ll see and we’ll talk a little bit about the details of that market in a second.

But usually when you have a product that’s 100x less expensive than another product, you think the quality will not be the same, but that’s just not the case. This event a few months ago with the Evergiven ship that got stuck in the Suez Canal allowed us to showcase our imagery right next to that of our competitors. These are the images that all of us put out on our Twitter streams that same day. And you can see not only we have 100x better unit economics than our competitors, we actually have a significantly better product. And we’re not the only one saying that. As I mentioned, Satellogic received the gold medal given by the NGA in its imagery for the best multispectral imagery.

Now even if we compare the quality of the data that we collect with that of the exquisite satellites operated by Maxar and Airbus, they are collecting data at 30cm in resolution and we’re collecting data at 70cm in resolution, and our imagery holds its ground against that of these bigger satellites. But if you think about the cost, the cost of one of our satellites is less than 800x, less than 1000x actually, that of a Worldview 4 satellite. So, we can put a full constellation of 300 satellites in orbit and renew it three for the same cost as a Worldview 4 satellite. This is really, again, the disruption that we’re bringing to this industry.

So, how we think about our strategy: we are going to take the 10x larger data collection capacity that we have compared to any of our competitors, we’re going to take the 10x lower CapEx costs that we have, and we’re going to use those to build a very large constellation of satellites in orbit, and do something that nobody else is in a position to do. Capture data continuously over all of the surface of the Earth, to deliver it to customers at zero marginal cost.

Once we are delivering the data at zero marginal cost, our customers and our partners can start pricing and paying for the applications, what they need to be able to enable their own businesses. So, by making the services more affordable, as affordable as needed for each individual application, we will increase the demand for satellite Earth observation very significant, growing the market to $140 billion dollars in TAM.

If you look at the dimensions of improvement that we have here, as we increase the frequency of data and we increase the resolution of the data, we start to get to the point where we can serve the mainstream applications for this market. Mainstream applications for Earth observation require both high-resolution, sub-meter resolution, and very high frequency. Customers want the imagery on a weekly or daily basis. To be able to serve customers on a weekly or daily basis at sub-meter resolution at the right price point, you essentially need to re-map the entire Earth. And as I mentioned several times we are the only company in a position to do that. This is the reason we will be able to access the sweet spot for the total addressable market and put together an offering that nobody else can.

And as we increase the frequency of data distribution and we lower the cost of data distribution to customers, we will start opening up new markets for satellite-based Earth observation. We will start replacing things that currently customers are doing with other means of data collection that are less efficient, like helicopters and planes and drones and IOT sensor networks, or by sending boots on the ground. By replacing these applications, we will start capturing markets that were priced out of using – and that are still priced out of using - any of our competitors’ satellites.

Over the last couple of years – and by the way, this is not a “build it and they will come” kind of proposal—over the last couple of years we piloted the specific vertical applications that I’m referring to. And we went out and did over a dozen commercial pilots in energy, agriculture, forestry and infrastructure. We were able to show with these pilots that not only we can replace the other sources of data that customers are currently using to serve their information needs, but that we can actually do it in a very efficient way. We were also able to prove the price points that our customers will be willing to pay for replacement solutions.

This has shown us an immediately accessible market – once we reach the point of delivering data weekly at zero marginal cost and sub-meter resolution, which we expect to be in a position to do by 2023 – of $40 billion, $40 billion of immediately accessible market for weekly re-maps of the planet at zero marginal cost, just in these dozen applications that range from oil pipeline monitoring, to oil field monitoring, supply chain management for vertically-integrated agricultural companies, pulp and paper companies working on wood stocks and tree counts, and the monitoring of infrastructure for renewable energy. And we will have some of our guests today speak a little bit in detail about some of these applications. Again, $40 billion dollars of immediately addressable market for weekly re-maps at zero marginal cost.

We are tapping into a market that nobody else can tap into. The commercial applications will be enormous for all these different industries, in infrastructure, in energy, in natural resources, in food security and sustainability, cartography, and the monitoring of urban patterns, and for policy and government. In total, this is how we shape our addressable market of $140 billion, by being able to deliver the right data with the right resolution to the right customers at the right price point. I will get back to some of these applications with our guests in the next section.

So, I have the pleasure to introduce our guest speakers that will help us talk about the Earth observation market in general, the space sector, and in particular about some of the applications that our technology can open up. We’ll start with Major General Clint Crosier. Clint is the director of aerospace and satellite solution at Amazon Web Services and recently retired two-star general from the US Air Force and the US Space Force. He now leads Amazon Web Services’ newest business unit, which is focused specifically on fueling space and cloud technology innovation to solve commercial and government customers’ toughest mission challenges, such as satellite construction, space launch operations, and space exploration.

Major General Crosier has over 33 years of experience in space missions, leading large complex and dynamic organizations worldwide. We’re collaborating with AWS to scale Satellogic’s live Earth catalog, to enhance the customer’s experiences to the data processing time, and to optimize costs. Satellogic is also leveraging the newly available AWS Ground Station to scale its services and deliver insights to customers. Clint, thank you.

Clint Crosier: Thank you, good afternoon Emiliano, and good afternoon ladies and gentlemen who are on the network. I’m very happy to be able to have the opportunity to talk to you for a few minutes about the space industry, about Amazon Web Services, and sort of just about very factually the work that we’re doing together with Satellogic and with Amazon Web Services.

So, as Emiliano mentioned, I’ve been part of the space industry for 34 years now. I spent 33 years flying satellites and launching rockets with the US Air Force. I was the lead architect and planner for the stand-up of the US Space Force. And so I’ve spent my career operating satellites and space systems for the US Defense Department, intelligence community, and for NASA.

And so upon my retirement from the US Air Force in the US Space Force, AWS reached out to me with a very interesting proposition. AWS recognized the rapid growth in the space industry that was taking place here over the last two or three years, and as we see will continue into the next decade. Whether it’s the total number of satellites that are being launched every year like Satellogic is planning on doing, whether it’s the total number of companies that are moving into the space market, or whether it’s the total global spend – and the US Space Foundation estimates that in 2020 the global spend for the space industry was approximately $424 billion, and Goldman Sachs has been on record saying that they believe that will be a $1 trillion by 2040. So, by any measure we just continue to see the space enterprise grow very rapidly.

And so Amazon Web Services recognized that the cloud has unique technologies that will allow space companies to grow, scale, and succeed. And so we saw ourselves as an accelerator, and we didn’t have a dedicated business unit that focused specifically on the space industry. So, about a year-and-a-half ago we stood up the aerospace and satellite team that I’m privileged to lead. And that was specifically Amazon AWS’ recognition of the vast growth potential in the space industry, and how valuable we thought the cloud could be to helping space companies build and grow.

Satellogic has been one of those companies. They’ve been building on the AWS platform for two-plus years now. They’re focused on Earth observation, as Emiliano mentioned to you already, and Earth observation or EO really is one of the fastest growing parts of the space industry. We are seeing an ever-increasing need and desire for space data, Earth observation space data. Whether it’s supporting the climate monitoring industry, whether it’s supporting food security, whether it’s supporting oil and pipeline gas safety, whether it’s supporting the maritime industry, illegal fishing, wildlife management, the list really goes on and on.

We have dozens and dozens of companies who are coming to AWS saying, we want to address some of the biggest problems in the world today. And I just mentioned a number of those: climate change, wildlife management, food security, water resourcing. And they say, we recognize that space data is opening more and more ways than ever before to understand what’s happening in the world around us.

And so they want to build their businesses and build their platforms on drawing insights from space data, or the model that says we can serve the world, we can serve the planet, we can improve life here on Earth by leveraging various kinds of space data to be able to do that.

And so that’s exactly that the mission that Emiliano has briefed you on here. They’re using Earth observation satellites and building their own vertically-integrated constellation, which frankly does appear to be a benefit to me. We work with a lot of companies who outsource their satellite design or their satellite bus development and only operate the payload or just operate the downloading of data. They’ve integrated all that, which is interesting to me as a cost optimization measure. That’s probably worth mentioning.

The other thing that we see that’s really interesting about Satellogic – this is 34 years in the space industry – we historically had the challenge of determining either data frequency or data resolution. In other words, because satellites were so large, so expensive to operate, and so expensive to launch, if you want a very good resolution that would really allow you to see specific details on the Earth, you had to build a very large, expensive satellite. And that meant that you’re only going to be able to purchase a few of those because of the cost, and so you had to trade what we call revisit rate for resolution.

What Satellogic is attempting to do, which looks like a really good business model to me, is they’ve driven the cost down of that high-resolution imagery. And so no longer are they presenting to customers having to choose between high levels of frequency or revisit and high levels of resolution. They’re providing both on the same platform, which I think is really quite interesting.

They’re leveraging AWS in two important ways. When I sit down with customers and when I go out and speak at conferences and symposiums, one of the comments that I make is we are literally witnessing right now companies moving to the AWS platform in historic numbers on the space industry. And as I said, that’s because there are certain things that the space industry needs to be able to do, like draw insights of large volumes of data in near real time or nearly instantaneously. And you can only do that kind of work on the cloud with artificial intelligence and machine learning at speed and scale that the cloud presents.

And so Satellogic has recognized that, and they are building their business model on the AWS cloud. And so they’re using us in two important ways. One, they’re utilizing the AWS Ground Station. And so the way I explain AWS Ground Station is, companies historically in the past would go out and invest millions and millions of dollars in developing their own global antenna network to be able to communicate with their satellites and download data to their satellites. It didn’t provide any differentiation of the service or capability. In other words, having a robust ground system was the cost of doing business, but it didn’t make your sensor any more higher resolution nor did it decrease your frequency. It was just one of those costs of doing business. But because there was nobody else out there providing that business, satellite companies had to do it. So, they’d invest millions and millions of dollars in that ground station infrastructure as lost capital, if you will.

With AWS we’ve built that ground station infrastructure with some of the leading technology and capabilities in the world. Satellogic has recognized, why would I invest that critical capital in building out a ground station that probably won’t be as capable as AWS’ anyway, but rather should I put that critical capital that I have back investing into the quality of my sensor or the size of my constellation. AWS Ground Station, most customers tell us they save some 30T to 40% on the global infrastructure costs by using the AWS Ground Station instead of having to go out and build and maintain and manage and sustain their own. So, that’s one important way they’re using AWS.

The other important ways when that data comes down from the AWS Ground Station, all of their data immediately goes into the AWS cloud in real time, with our 100 gigabit per second transport capability all over the world with that data. And so it allows them to posture that data in near real time to users all over the globe, as I said, with very, very low latency. And then once that data is in the AWS cloud, now they and their customers are able to take advantage of some 200-plus services that AWS operates, between artificial intelligence, machine learning, advanced data lake, high performance compute, and many, many other things, including a service we call Elastic Kubernetes. And I’ll talk about that simply to highlight what Satellogic’s business plan is continuing to build on the AWS cloud.

So, as I said, the premise of the cloud is don’t invest in your own infrastructure, use AWS’, and rather take that critical capital and move it back into what differentiates in your business. Satellogic is operating 17 satellites around the globe today, and because they’re building on AWS all the systems it takes to download that data, analyzed the data, manipulate the data, distribute the data, it’s all done automatically using our Elastic Kubernetes system.

Now, the beauty of that is when they grow the constellation – as you know, they want to grow to 300 by 2025 - in an other-than-cloud situation, every time they want to add another ten satellites they’d have to go buy a new set of infrastructure, provision it, set it up, maintain it, test it, check it out, etc. And they go through that cycle again and again with all that capital outflow. With AWS Elastic Kubernetes, automatically in real time without any human intervention it will go out and add additional servers and additional processors instantaneously to size to their load. So, as they scale from 17 satellites to 50 to 100 to 200 to 300, it requires no additional provisioning on their part at all. And the AWS Elastic Cloud continues to provide all those services and capabilities at scale regardless of how large that platform or that constellation grows.

And by using AWS, Satellogic tells us that along with our support that they believe that decreases their processing times by 20-30%. And so when you’re trying to provide data for disaster response, or disaster recovery, or for relief efforts, or for flood management, etc. being able to get that data some 20% to 30% faster to customers and users is a really, really important capability.

So, I just wanted to share with you today the value of the space enterprise to AWS, how we see the space industry growing and scaling rapidly, and that Satellogic is taking advantage of many of those tools, and will continue to build on those tools and capabilities on AWS as they seek to continually reduce the time it takes to deliver their product to their customers and continue to optimize costs on the AWS cloud. So, thank you very much for having me today.

Emiliano Kargieman: Thank you, Clint. That was amazing, and we’re very, very proud to collaborate with AWS in building scalable space technology. Next we’re going to be hearing from Jim Hollis. Jim is the co-founder and Chief Operating Officer of Geothermal Technologies, and he serves as a special adviser to Satellogic. In his role as special adviser, Jim explores specific applications of Earth observation technology in the oil and gas, mining, environmental and sustainability sectors, and he’s also working on projects with Aramco, Chevron and Halliburton. Jim, welcome.

Jim Hollis: Thank you very much. So, what I thought I’d do is, I’d walk through some use cases that are very clear for how you use the expanding world observation now in the oil and gas business, in the mining business, and in the emerging renewables business, as well as the whole fact of do you need to be sustainable now has become a major thing.

So, there’s lots and lots of uses of using the satellite data to really understand how to optimize oil and gas and the mining. Now that the sustainability is such a mandate, it becomes more and more important – a lot of the oil companies are using it to really understand how to optimize things – but also they know that other people can see what they’re doing. So, that whole dynamic has really enhanced the power of what’s going on here.

Specifically in oil and gas, it can be used – especially the hyperspectral data and the multispectral data – to explore for new oil and gas. You can use it to not only find areas that where you know what’s going on, you can then train machine learning and look for new areas that are similar. And so it’s very powerful and it really optimizes and makes the process a lot quicker, plus you’re not really putting boots on the ground and impacting the environment as much as you would in the old way of doing things.

A huge use is the idea of using it for understanding what the environment looks like before you start operations and then monitoring those. So, the two slides I have here, one is actually a hyperspectral view of oil that’s actually leaking from the ground, and you can identify where the natural seeps are versus accidents that might happen. And then the bottom one is actually offshore. So, it’s the same sort of thing, where if there’s oil that’s leaked naturally, or a seep, or has leaked from some sort of platform, you can see those, you can monitor that, and then you can differentiate between what is natural and what is man-made.

Two good examples of where this would have been used, one is back in 2011, Chevron was up in Ecuador and they were fined over $18 billion for damage that was actually caused before they took over. They spent over a billion dollars fighting that, and if there had just simply been a Satellogic hyperspectral survey where they had a baseline of the existence of seeps and things like that beforehand, they really wouldn’t have had to make that big fight.

Another example is the BP spill. If you look at that, they spent over $60 billion in all sorts of clean up. One of the issues that they had is everybody say, well, oil is impacting the environment here. And you could actually say, hey, I can see where the oil is and how it’s impacting the health of things and, and say, yes, it happened here and it didn’t happen here. So, really understanding what the environment looks like before something like that happens, and then seeing what happens as it evolves, is super useful.

Also really understanding kind of whose fracking what and where, and knowing what other folks are doing. So, something I learned way back is, the best place to find oil is where they’re already oil. So, who’s operating where, and can you see what they’re doing and where should you go?

And then if you look at what’s been happening in the Permian Basin, a lot of the work there is more of a manufacturing thing. So, really understanding how to move the sand and the water and the trucks and all that, you can really optimize everything that’s going on if you can see what’s happening from space.

So, looking now beyond that - I’m doing a lot of work in the geothermal world - you can do the same sort of thing that you do for oil and gas. I mean, we’re exploring for hot water versus oil, but we need the same sort of data. And so there’s lots of work that you can do. We’re also exploring the use of taking solar and wind and using the geothermal as a battery, and so co-locating all of those, it’s very helpful to have a view of what’s going on and who’s doing what where. Also you want to minimize the impact on the environment, and also what everybody else is doing in the same area. So, the same sort of uses.

Mining has the same needs. There’s a lot of folks now that are using the hyperspectral data to really understand where new minerals are, and you can see it from space, and you can train on areas that you know and then move on and say, I’m going to go look in this area here or at this area there. And so it’s very helpful and very fast. And so it’s a really good way to find new minerals and the metals that we need as we move forward.

The same sort of thing with environmental baselining. I was speaking with some folks that were building a mine, and they really had to understand the recreational use in the area and the light and everything, so as they came in and built their mine they would minimize the impact. The same sort of thing, who’s finding what where, what new mines are being made, as well as understanding how to really optimize everything that goes into building a mine as you move forward.

Sustainability is huge, and really understanding as you go to net zero – and everybody’s out there saying that they’re going to be net zero by such a year – I mean, what are you really putting into the environment now? And how do you monitor it? As well as if you are planting things to offset, what’s the help and how is it actually moving forward? It is actually happening? So, all of these things have been extremely core in trying to understand how to optimize the business and move into a more sustainable world.

So, if I step back and look, why now, there’s three major things going on. First of all the technology that we have now, it really changes the entire mold. I mean it’s cost effective, the resolution is super good, you’ve got spectral, and so you can really integrate that now into all of your thinking and your plan. The cloud is super key, being able to handle the Big Data and really allowing you to go in and use machine learning and computer vision. So, those things are huge.

And then finally, data science is now everywhere. Every place that I go, everybody is looking at, how do I get the intelligence that I need to run my business forward? And the problem is, garbage in garbage out, so how do I get great data? So, all those things make a big difference, and so that’s why I think Satellogic is in the right place at the right time. Thank you very much.

Emiliano Kargieman: Thank you Jim, that was that was really good. Thank you. Please may I introduce our next guest speaker, Matt Tirman, President of Satellogic North America.

Matt Tirman: Thanks Emiliano, much appreciated. So, I have the pleasure today of introducing Retired Air Force Major General Robert Wheeler. General Wheeler retired in 2016 as a two-star general from the United States Air Force after 32 years of service. General Wheeler was a command pilot with more than 5,000 hours and seven operational commands, including wing commands in the two largest bomber wings in the US Air Force. He also served as the Department of Defense’s Chief Information Officer for Command, Control, Communications and Computers at the Office of the Secretary of Defense, as well as led and executed the Department of Defense’s largest spectrum auction in US history. He’s also a member of the US Department of Defense’s Defense Science Board, the US Strategic Command Advisory Group, and he sits on the boards of a number of companies to include Morpheus Space, and the government advisory board of Iridium. General Wheeler, sir, thanks for joining us today.

Robert Wheeler: Thank you. I appreciate you having me here.

Matt Tirman: Let me just kick it off and say – and I’ll let you run with it here – given your experience in uniform and at the highest levels of military service, and now working with leading edge technologies across space and the telecom sector, what’s your perspective on how Satellogic’s Earth intelligence data can enable the US and its allies across the full spectrum of operations?

Robert Wheeler: I think there’s a whole bunch of factors that have come together, that really make this the time for Satellogic. And the first one is the fact that years past we really didn’t use that much commercial space, and now commercial space has become much more en vogue for a lot of reasons. There’s a lot of capabilities. It provides resiliency. And it also allows us to keep pricing down so that we can do many things, versus just a few things in the space realm.

The second part of it is - and this is something that can’t be underestimated - the change in the past few years from a more of a counterinsurgency, meaning Iraq and Afghanistan, to the world near-peer threats, meaning Russia and China, has totally changed the dynamic on the kind of information and the amounts of information that are needed over the next few years.

And having a capability – and Matt knows this, I get pretty excited about this – but having an FMV from orbit capabilities is something that really gets me excited. My background, as he talked about, I did a lot of different operations, but I was a B2 Stealth Bomber pilot, and having full-motion video to be able to be over the target to understand what I’m dealing with out there opens up all sorts of worlds to prevent combat, but also to engage in combat if you need to.

So, I could give you some phenomenal examples across the world, the idea that you could literally watch something and try to do it from maybe a diplomatic perspective, or a smaller military operation before you have to truly engage, is something that we just haven’t had before except on limited bases. I spent days, weeks, months building out plans for putting small UAVs in different areas and having small orbits that could be only there for certain amounts of time, that could only be there for just those small areas, and I in my revisit times depending upon the situation could be very sparse at best. Having the ability to re task or take pictures of something that I wasn’t even thinking about, or that I need to do at this particular time, opens up whole new worlds.

It’s going to be very difficult in the near future with Satellogic’s capability to actually hide something in a lot of parts of the world, which you can easily do today in a lot of areas. Basically what it does in essence is it takes away some of the requirements from the UAV perspective that we’ve had in the past. It provides this new capability that we have from orbit and hyperspectral. And as we continue to scale up, the pricing is coming down, the revisit rates are going up, and that’s something that we don’t even have close to today, nor do we have the money and the government to actually have UAVs that would cover the globe like you are doing at this particular time and will continue to do as you scale.

The other part of DOD I don’t think is fully understood as when there’s tragedies that happen in the world. I think of the Philippines, for example. 80% of the missions that the Department of Defense does is actually not in combat, it’s actually doing the type of catastrophes that happened all over the world, assisting across the globe. And I can still remember, and I’ll give these two simple cases, trying to get imagery in the Philippines because we had a really bad typhoon and I needed to know what to bring and what not to bring. For example, how much of the commercial communication infrastructure was destroyed? How much of the hospital was there? What did I need to bring? I definitely don’t want communication devices that interfere with what’s remaining in the commercial aspects of their particular landline capability.

So, having all this data, what island to go to, where was the worst piece, and as they were recovering getting better data across the board rapidly, I didn’t have that very easily. And I had to end up taking assets such as Global Hawks that take hours to get there, a UAV that’s worldwide.

The second one in Japan, when we had the issue associated with the tsunami that hit the nuclear power plants, and we were trying to assess what was going on in those particular nuclear cooling towers to make sure we brought the right equipment, to know who we had to evacuate to know what we had to do to prevent any further loss of life or environmental damage. That was really difficult. And honestly, we launched stuff out of the United States which takes - you know, the tyranny of distance of that time – it takes 20 hours to get there, and that was lost time that I could have easily had with a with a hyperspectral capability from orbit, and could have gotten it much quicker and could have continuous updates and got real time data that I didn’t have before.

I also think many people don’t understand how we use these kinds of pictures, if you will, FMB, and how we understand and assess things when we go into combat. I’ll give you a few examples that I had to spend years doing in different places. So, one of them is, people think that they take a picture of a bridge and they attack the bridge and that’s what they do. No, we take the pictures of the bridge from different directions, we assess where the strengths and weaknesses of the bridge are, and we actually try to find the area that we can take out in particular a single span. Because typically what happens, the United States has to go back and has to repair it. So, our objective isn’t to destroy the bridge, it’s to stop combat operations or to prevent the bad guy group, for a better word for it, to cross that particular bridge. That takes a lot more pictures and a lot more assessment.

The other one is clearly electrical power grids. We’re not into destroying the power grid of a country. We’re into hitting one node and shut down the power, so we can go in rapidly and fix it for the noncombatants and bring back the power as soon as possible. That takes an enormous amount of data that that we need, to actually think through it, to do the nodal analysis that we can provide across the world.

I can think of political issues that we need to understand better in certain parts of the world, in countries where potential genocide is going on, where potential human rights violations are going on, and this kind of a capability could actually prevent the loss of many lives rapidly and give us illumination into those particular areas that we would have never had before. We may never have known what was going on, but now we would have that. So, that’s just a couple of the examples that I thought about when I was doing it.

And to give you ideas of past history, there are times when I had pictures where I was assessing the bridge, like the example, or the power grid, that may have been up to two years old when I was doing it. It was ludicrous in some aspects. And I can still remember when we first went into Afghanistan, I was literally using Google Pictures that were a year older because we didn’t have anything from the community in that particular area, because it wasn’t expected we would have to be there. So, it’s an interesting paradigm that this capability brings in, and it’s also at an interesting time when the actual requirements have rapidly changed and the desire for commercial space has never been higher. So, you you’ve literally either by luck or by great planning come together at just the right moment to provide this capability at least in my opinion. Back to you, Matt.

Matt Tirman: General Wheeler, I really appreciate the overview and the deep dive there, sir. You touched upon everything from kind of the full spectrum of military operations, not just from an offensive standpoint but also really preventing the loss of life and preventing large scale calamity. Back to you, we’ve got maybe another minute or two left. Maybe just a final wrap in closing and then we’ll let you get on with your day.

Robert Wheeler: I can’t overestimate something Matt said. DOD’s primary job is to prevent war. It really is. Its job is to deter and prevent that within the inter-agency and work as a team. That requires a lot more understanding of the environment of the world that we’re in, and that has always been one of our weakest spots. We have always had issues with getting it right and having to make guesses on less than perfect information. This won’t give us perfect information, but it will give us far more information than we ever had. So, I really think that this particular capability significantly contributes, especially when we get to the scaling we’re talking about, to stability across the world. And I know that’s a big point that I’m making there, but I truly do believe this, because by having those insights we can get ahead of problems, prevent the loss of lives, prevent combat situations, even prevent environmental issues that we get involved in. And that’s, that is a real differentiator across the board. And having it to be cheaper and having revisit rates that you’re talking about, and FMV from orbit, those are all differentiators that nobody else can bring to the fight right now. So, thank you.

Matt Tirman: Thank you very much, General Wheeler. I appreciate the time.

Emiliano Kargieman: Thank you both, that was outstanding. I appreciate it. Matt, General Wheeler was talking a bit about full-motion video from orbit. We can show here what it looks like. I have two videos here that we can show. If you’re seeing this on screens, you can see the cars, they’re moving on the highways. You can see the airplane on the tarmac there going to its gate. These are the videos that we’re currently capturing from orbit. We can do two-minute-long videos hovering on top of targets today, two or three times per day. By the time we operate a constellation of 300 satellites to have the ability to re-map the entire planet every single day, we will also have the ability to capture video like this live anywhere in the world every few minutes essentially, to have a two-minute-long video every five or six minutes, anywhere in the world. That will give us a chance to see things pretty much in real time, and this is the direction in which we’re going.

We’ll go back to the presentation. Matt is going to join me again for the next section. We’re going to talk about some of the recent announcements, some of the recent things that we’ve been working on. The first one that we’ll talk about actually is the establishment of Satellogic North America, that Matt as President of Satellogic North America is running. Matt, I’ll leave you to it.

Matt Tirman: Thanks, EK. Much appreciated. And thanks to everyone here that’s joined us today. Again, my name is Matt Tirman. I’m the president of Satellogic North America. We are the wholly owned subsidiary of Satellogic focused exclusively on the North American market. And again, honored to be here with everyone today.

Satellogic company is committed to the safety, security, and the prosperity of the United States and its allies. So, to that end the company took the steps in 2021 to invest in the North American market and began offering its services to the US and Canadian governments. Satellogic North America was incorporated in April 2021 with a focus on the US and Canadian public sector, which is the most mature and well-funded Earth observation and geospatial market in the world.

Over the past two quarters we have identified more than $50 million in qualified opportunities across these markets, with increasing interest from the US defense, intelligence, civilian, and state and local sector, as well as the Canadian Department of National Defense and other agencies and enabling partners. Satellogic North America has also secured a spot on the General Service Administration GSA Advantage Contract as an approved subcontractor, with government approved rates for our products and services. This is a critical step to exposing our superior offering to not only the US federal government, but also state, local, and international government organizations as well.

Satellogic’s North America’s go-to-market approach is primarily through strategic partners in the US market, both well-positioned large prime contractors with established contracts as well as small and medium-sized businesses with set-aside contracts that have existing contractual relationships with public sector customers that may have requirements for geospatial commercial satellite imagery for a range of applications. And this would include everything from the fusion of different sensors, training data for model development, and observing changes to the natural and built environment as well.

So, we’re seeing increasingly strong demand across the military services, the global combatant commands, and the federal civilian state and local market for Satellogic North America’s services. To ensure that Satellogic North America can capture its share of the market, we are building the company to be compliant with US foreign ownership control or influence mitigation. This is the process by which the US government ensures that a parent company cannot unduly influenced a subsidiary engaged in classified or controlled unclassified work with the US government. This is an incredibly common route for foreign companies to establish themselves in the US market.

So, to that end, Satellogic North America, we’re establishing our own separate IT, human resources, and accounting systems all of which are outsourced to US-based firms with experience in the respective areas. And the goal is to have these functions stood up by January of 2022. We have also entered into shared services arrangements with relevant Satellogic affiliate companies as well. This is where we can leverage appropriate other back office and other professional services from our parent company and other affiliate company members.

And finally, it’s our intention to operate Satellogic North America as a proxy board structure under the US Department of Defense regulations for foreign companies contracted to do classified business with the US government. So, in sum for this, Satellogic North America, we are ready to do business with the US government and we are purpose-built to undergo the rigorous inspection and considered recommendations from the government’s inter-agency foreign control and influence mitigation process, starting in 2022.

So, within three months of standing up Satellogic America, we were asked to participate in the Global Information Dominance Exercise 3 sponsored by the US Northern Command, one of the US Department of Defense’s geographic combatant commands. So, leveraging the Satellogic constellation, we completed approximately 240 captures over a three-week period across North America and Southeast Asia, while also providing exclusive access to archive imagery of high-value maritime locations.

Over the past year it’s become increasingly apparent that the US government has recognized the tremendous opportunity and quality that foreign Earth observation companies can offer to the market. And these are companies like Satellogic that are aligned to US and Allied national security interests.

So, in June of this year - and Emiliano mentioned it earlier – the NGA, the National Geospatial Intelligence Agency, it released its trends and strategies in commercial remote sensing, or as folks in the industry have called it the NGA’s commercial remote sensing Olympics. And Satellogic is immensely proud to be awarded a gold medal for our multispectral imagery, a silver medal for our hyperspectral, and a bronze medal for the average number of revisits by an electrooptical constellation.

And it’s worth noting here that none of Satellogic small Earth observation industry competitors and peers medaled in the National Geospatial Intelligence Agency’s assessment, only Satellogic did. This all points to the trend that the US government and its allies are going to require access to Satellogic’s superior high-resolution data for a range of mission-critical requirements. As General Wheeler said, they span the entire spectrum of operations and across the entire government, everything from space tactical intelligence, surveillance and reconnaissance, diffusion of Earth observation data with other sensors, like radio frequency and synthetic aperture radar, to combine into artificial intelligence and machine learning workflows for model development. As well as supporting critical efforts by NASA, the Department of Agriculture and NOA to monitor, protect and predict changes to our natural environment.

So, this is exactly why we have stood up, and we’re going to continue to grow and invest in Satellogic North America. So, thank you all again for your time today, and I’ll turn it back over to EK.

Emiliano Kargieman: Thanks, Matt. That was really good. We’re very proud of the work you’re doing at Satellogic North America, having established our presence in the US. Looking forward to what’s coming.

We’re going to talk about the few of the things we’ve done since July. We signed up to new countries for multi-year dedicated satellite constellations. One of those is a country in South America with the need to monitor over 400,000 square kilometers of data. The other one is a country in Southeastern Europe with 28,000 square kilometers of data. This dedicated satellite constellation in essence is a Satellite as a Service model that offers to these countries the control of a number of satellites on top of their territories. It’s basically guaranteed capacity over their areas of interest to launch a national geospatial program at a fraction of the cost of what it would take to build a single Earth observation satellite.

It gives them unprecedented resolution and frequency for data collection at an unprecedented cost with no capital outlet and no technical or project risk. This is very unique, and it’s allowing a lot of customers and a lot of countries around the world to think for the first time that they can afford the capacity to do Earth observation, to monitor their own territories, to improve things like food security, management of natural resources, taxation, and also to look at their borders, to protect against and to look at what their neighbors are doing to protect against.

This is a very unique capacity that we’re offering. These two customers are just the first two that we are engaged with. We have a larger pipeline of opportunities in the same segment that we’re working with. This will take - I think a very interesting story here that we can tell - which is on one side in the existing Earth observation market, on the defense and intelligence and government side, most of the market, it’s just 10 countries that have most of the expenses in Earth observation. They run their own Earth observation programs, they have their own satellites, and they consume most of our Earth observation imagery. Then there’s a second tier of countries, like the two that we just recently signed up, where you have a lot of countries that are currently priced out of being able to own their own satellites. If the only alternative they have today is to go and buy a satellite for hundreds of millions of dollars, to get a little bit of imagery here and there when the priorities align for a very large budget, they are essentially priced out from being able to use this technology to monitor and improve the way they manage their countries.

For the first time, the dedicated satellite constellation capability that we put out is giving these countries the ability to build their own Earth observation capabilities. And for us this implies an immediately accessible market of a billion dollars, where the 17 satellites that we currently have in orbit are enough to serve this market. So, this is very interesting.

But at the same time what we have been seeing in the market is that even for countries that are in the top tier, that have a lot of investments in Earth observation, the capabilities that we’re bringing forward are giving them a chance to do something that they could never do before. And General Wheeler explained a little bit of this when he said, he was used to having to fly drones places and that this could replace a lot of what he was doing with drones. We’re seeing this in the market.

We’re engaged in conversations with customers in this top tier that are interested in replacing things they are currently doing with significantly more expensive and more risky methods of data collection, like flying air missions or operating ships in the ocean. This capability, the frequency, the resolution that we can get at the right price point, is enabling them to start with replacing things that are significantly more expensive, helping them become more efficient.

This is one of the reasons we have been able to put together the pipeline that we discussed in July when we made our announcement, and to update this, we have currently over $2.2 billion of opportunities in the pipeline, with a near-term pipeline of over $800 million in opportunities that we will close in the next 12 to 18 months.

We’ve added since July until now over $22 million to our signed backlog, of signed contracts that we will be delivering on. This is showing the traction that we’re getting in the market. We went from a $38 million backlog back in July to a $56 million dollars backlog of signed contracts that we have today, and we expect to continue to sign contracts with customers in this existing market for defense and intelligence, and for governments, which is most of our existing pipeline. To that end, the Satellogic North America operation that we just described is going to be critical, as well as some of the partnerships that we have been building around the world.

We heard a little bit from General Clint Closier about the collaboration that we’re having with AWS, where we’re leveraging Amazon’s Ground Station network to quickly and cost efficiently scale our satellite data acquisition, and we’re delivering data directly to Amazon Web Services for processing and analysis, so that we can deliver insights and updates to our customers significantly faster. This is really towards enhancing our customers experiences around the world, and also giving them the trusted computing base in Amazon’s cloud infrastructure that they need to be able to serve their strategic needs.

We recently signed a collaboration and partnership agreement with Palantir, where we will be collaborating both commercially enhancing the power and efficiency of our own Earth observation capabilities, and we’re starting to work together putting edge computing directly in the satellites, to implement AI analytics directly on board. We’re going to be using this capacity to deliver real time alerts and accelerate the timeline to gain actionable insights that translate directly into intelligence decisions for customers.

I have a video to show you from Shyam Sankar, who’s the Chief Operating Officer of Palantir. He has been in the company since 2006. Shyam has had countless experiences at Palantir. He has overseen the deployment of their core technologies, and this has helped in turn private, public, and government analyze unrelated databases. We are collaborating, as I mentioned, with them in their meta constellation concept that you might have heard about, and we’re also collaborating with them to put A I technology in orbit.

[video plays]

Shyam Sankar: I’m Shyam Sankar. I’m Palantir’s Chief Operation Officer. Over the last 15 years or so. I’ve worked very closely at the intersection of our cutting-edge product and our customers’ hardest problems. At Palantir, we build operating systems for the modern enterprise. So, if you apply this, at the beginning of the pandemic we helped HHS integrate information from each of the 6,000 hospitals in the US to create the first national-level visibility into PPE consumption rates, ventilator capacity, and ICU bed utilization. So, once you have that visibility now you want to build something like a PPE allocator, so now we’re talking about the cost of application development. In two days they were able to pull together an application that allowed them to allocate scarce PPE, lifesaving PPE to the places that needed it most.

And then that capability with the digital twin that allows you to ask questions about “what would happen if.” I’m really excited about the unique capabilities that customers will have through the partnership of Satellogic and Palantir. This partnership met its moment with the noncombatant evacuation operations in Afghanistan, where within hours customers needed access to real time data. The pace of iteration on new features that we’re bringing together include extracting not just the images themselves but the intelligence from that image, and then putting that into a context that allows you to quickly make decisions against that that affect your business, your enterprise, your mission.

And then pushing those capabilities to the edge. So, not just having to wait for a ground link downloading these images, but actually being able to do the edge AI inferencing on the asset itself, sending down highly compressed information near real time, that that drives operational decision making and ultimately consumption and value from these assets.

There’s so much ability at this point to capture information, and of course it matters, the quality of the information, the quality of the image, the nature of the sensors. But now you have this backlog, this brewing backlog of how do you extract insight from that? And even then how do you actually make decisions on that? How do you capture the economic value of this information?

And that’s what this partnership is all about, is enabling you to have thousands, maybe tens of thousands of times more imagery than you’ve ever had before, and in near real time extract that to operational decision making.

What makes Satellogic truly unique is their deep mission focus, their engineering culture, the pace at which they iterate. The chemistry between our teams has been truly phenomenal. And of course the assets are exquisite. The US intelligence community, along with our own independent uses of it, has shown how capable multispectral sensors are, the hyperspectral sensors, the EO sensors, end-to-end if you think about both the capability they offer on the hardware and the assets themselves, the AI readiness of it, the edge compute capabilities

But also I think just as importantly, who are you partnering with? The culture of the company. The believability and the pace of ongoing innovation and iteration, it’s exquisite.

Emiliano Kargieman: Thank you, Shyam, for the video. We were hearing from Shyam Sankar, the CEO of Palantir, on our collaboration together. We’re excited to work with these guys to bring new capacity on board.

I’ll go on with some of the recent developments at Satellogic. We recently announced the hiring of Brian Lantier to head our sales department. Brian embodies over 23 years of leadership and IT services experience from Tier 1 companies such as Perot System, EDS, ACS, Hewlett Packard, CSC, and recently Unisys.

As a sales leader, he and his teams have an exceptional performance track record, booking over $3 billion in total contract value. He has established strong industry knowledge selling within the Aerospace and Defense, Energy, Financial Services, Manufacturing, High Technology, Chemical, Healthcare, Media and Entertainment, and Transportation verticals. So, we’re very excited to have Brian on board to help us lead the next phase of our sales outgoing input. We’re very, very happy to have Brian on board. This is very exciting news.

We also recently signed the lease on the site where we will build our high-throughput manufacturing facility. Up until now, we have been operating in our pilot plant in Uruguay, where we have the capacity to manufacture today up to 24 satellites per year. But the high-throughput facility that we’re setting up in the Netherlands will allow us to increase capacity by another 100 satellites per year. The construction and production of this facility is planned to start in the third quarter of 2022 and be in full capacity of 25 satellites per quarter by Q1 2023.

This new facility is key also to allow us to roll out our satellites according to our roadmap. At full operations, the two manufacturing plants will give us the capacity to produce 124 of our satellites every year and that is key to our plan of rolling out this capacity to re-map the entire surface of the Earth every single day by 2025.

We’ll go from the 17 satellites that we’re currently operating to 300 satellites by 2025 that are coming out from this new facility. At the same time, we will be increasing the resolution of our satellites from the 70 centimeters where we are to today, down to 30 centimeters of resolution by 2025. By increasing, of course, the number of revisits we can do at any point on the planet or number of revisits everyday today to over 60 revisits daily on any point on Earth by 2025.

Along with this, we will move from a product that up until this year was fully focused on the government, on the defense and intelligence sector into a commercial platform that will allow us to serve Earth observation data for some of the large commercial applications that we discussed and start tapping into this large total addressable market that we’ve shown you.

As we increase the number of satellites, and we are launching this commercial platform this week, you will see, I’ll be announcing that in a few slides. As we increase the number of satellites in our constellation, when we get to weekly re-maps by 2023, we will be in a position to start delivering data at zero marginal cost to every customer in the planet every single week. And then from there, getting into daily work, re-maps by 2025 when we will realize the vision of democratizing access to Earth observation for every industry, every government, every individual and every NGO on the planet. We’re very excited about that.

I am also particularly excited to talk about the new additions to our board. I feel we’re putting together a Dream Team here. We were looking for a board that will help us drive the company to its vision, that will help us address the challenges that we see ahead, and help us deliver on the execution promises that we have. This board is more like I wanted and it’s just amazing.

I’ll start with Jenette Ramos. Jen rose through the ranks at Boeing from facilities engineer to senior vice president. She retired as senior vice president in charge of manufacturing, supply chain, and operations at Boeing. She will be a tremendous help for us as we roll out our high-throughput manufacturing facility and start rolling out the satellites in the hundreds.

Next, Marcos Galperin. Marcos is the founder and CEO, Chairman of MercadoLibre, the largest online commerce ecosystem in Latin America. Marco co-founded MercadoLibre in 1999 when he was attending Stanford University and has managed it for over 20 years. In 2007, Mercado became the first Latin American technology company to be listed in Nasdaq and we are excited to follow on their steps.

Bradley Halverson is joining us to chair our audit committee. Brad is a retired group person and CFO of Caterpillar, Inc. He recently retired from 30 years career at Caterpillar where he served as CFO between 2013 and 2018. He’s really an awesome addition to our board. We’re honored to have him.

Next, Dava Newman. Dava is the Apollo Program Professor of Astronautics at MIT. She’s also a former deputy administrator of NASA. So, she comes with a lot of industry and technology expertise, of course, but Dava is also extremely purpose-driven. She’s also a founder of EarthDNA, an NGO that’s committed to implementing AI and machine learning for enhanced understanding of global metrics and accelerated positive change for global sustainability. I can’t think of a better person to embody that in our board and help us drive our own mission of helping to launch satellites and manage these larger challenges over the next few years with the technology that we’re putting on board.

Last, but not least, Tarun Bhatnagar is joining our board. Tarun recently departed from Google where he started working in 2010. He was the VP of Geo Enterprise Business and Cloud Manufacturing solutions. In this role, he helped found Google’s Geo Enterprise offering and managed all global customer-facing accounts for Geo Enterprise, a business that includes multi-gaming, automotive logistics, and local rights in the delivery divisions. Tarun brings to the board a deep product expertise that will be key for us as we navigate the challenges we have of launching a completely new product to revolutionize this industry.

These five new board members will be joining Ted Wang, who’s currently on our board. Ted is a partner at Cowboy Ventures. He’s also chairman of the board. I have the honor of working with Ted on our board over the last several years and of course he’ll be joining me on the board. We’re very, very excited at this board. I really feel that we have the team that we need to go on executing our vision.

To end here on the updates, we launched this week, our software-as-a-service platform Aleph. Aleph is the platform that will allow us to start distributing our data to every potential customer and partner around the world. And as we increase the number of satellites in our constellation, it will give us the opportunity to distribute this data at zero marginal cost. But meanwhile, we’re making sure that with Aleph we build a product that gives us the opportunity to have a completely transparent pricing and a completely transparent understanding of the capacity that our customers can tap into for every application on that they want to work on. I’ll show you a video that shows the platform and you can immediately go online and get signed up for it.

[video plays]

Emiliano Kargieman: We’re very, very excited to present this platform. We think it’s going to really start our path of democratizing access to Earth observation. I encourage all of you to go and try it out.

So, to summarize, on my part of the presentation, this is really how we win. We have a clear technology differentiation and process innovation that gives us a cost efficiency that no one can touch. With this, we reach scalability of infrastructure in orbit to deliver high-resolution Earth observation data that is unachievable by any of our competitors.

Once we have the technology in orbit to deliver data at zero marginal cost, we create enormous economies of scale on the supply side. At zero marginal cost, we can serve any customer at any price point. It enables, really, for the first time, a software-as-a-service business model for Earth observation, a truly software-as-a-service business model for Earth observation. But also, the platform where we deliver data at zero marginal cost and high-resolution. It creates a huge disincentive for other companies and other institutions in the world to go and try to build the same thing, because they’ll be competing with someone that has the capacity to deliver basically at any price point.

On the other side, once we have 300 satellites in orbit now delivering data daily at zero marginal cost to every customer in the planet, we will have over 80% of the installed capacity for high-resolution Earth observation in the world. Now, this, in time, will allow us to consolidate the demand of Earth observation customers into our platform, because of course, you will go first to the platform where you have 80% of the supply, right? That will, in turn, allow our customers to train better algorithms and allow us to understand how our customers are training these better algorithms. And over time, as we build an archive of Earth observation imagery that covers the entire planet every single day, we will basically have the life history of planet Earth. These continuous daily updates going into historical archives will allow us and every partner and every customer to train better algorithms on top of our data, and this creates network effects that are very difficult to catch up to.

These three reasons: the economies of scale on the supply side, the zero marginal cost, the network effects on the demand side with demand consolidation on the archival of data are the reasons we think this is a winner-takes-all or winner-takes-most market, where Satellogic is uniquely positioned to win.

With that, I’m going to introduce Rick Dunn, our CFO to help walk you through the financials. Thank you. Rick, welcome.

Rick Dunn: Thanks, Emiliano. I much appreciate it. This first slide, I think this is a great graphic. What it shows is that while reaching weekly world re-maps and daily world re-maps is critical to achieving near zero marginal cost and massively expanding the market for high-resolution Earth observation imagery, this is not a “build it and they will come” business model. With our in-orbit capacity today, our revenues will grow linearly with our constellation and then exponentially as we approach weekly and daily re-maps.

Today, we have 17 satellites in orbit that are in operation and capable of capturing over 5 million square kilometers of imagery on a daily basis, which is considerably more high-resolution capture capability than any of our new space or legacy competitors. I encourage you to validate this point because it’s important as we talk about our ability to compete in today’s high-resolution market.

I emphasize high-resolution because this matters to customers. The addressable market for medium resolution imagery is considerably smaller. Folks will ask, “Well, can’t you just take medium resolution imagery and process it using AI to predict the image in high-resolution?” The answer is certainly, yes, you can do this, and it will work for stationary objects that don’t change such as buildings, but most customers seeking high-resolution imagery are specifically looking for what has changed, which AI is not particularly good at predicting.

We’ve launched 14 satellites over the past year and as a result, we’re at a significant commercial inflection point that allows us to expand the market in two ways. First, existing consumers of high-resolution data want more of it, and we bring that capacity to the market. Second, there are many government and D&I customers that are US allies currently priced out of the market. In fact, this is the vast majority of the $800 million dollar in near-term opportunities we have in our pipeline today.

Together with the proceeds from the SPAC and pipe transaction, these revenues will finance the build out of our constellation. As our constellation grows, our commercial line of business will ultimately eclipse our government and D&I line of business, as we graphically demonstrate here, once we reach daily world re-maps in 2025. Over time, we expect that government and D&I will be less than 20% of our revenues as the commercial line of business and SaaS model scales up.

We have four distinct service offerings today. The first is raw imagery, which will be marketed to sophisticated customers and value-added service partners and resellers. For a second offering, AI layers, we’re building a catalog of geospatial layers from other sources and processing and augmenting all of these data sources together with our own imagery to produce a growing set of derived complex and advanced layers. Examples might include object detection, vegetation index, soil moisture content, reservoir water predictions, or crop type identification and maturity with increasing complexity and value add that are made available as data services to our customers. Our value-added service partners and resellers will be an integral part in helping us collect this data and developing these AI layers.

You can think of our third offering, dedicated satellite constellations as satellite-as-a-service, which allows customers guaranteed access to defined areas of interest, allowing customers to task our satellites while they’re over their defined AOI. This solution provides an attractive access point with sub-meter resolution and high frequency. It also eliminates any risk of cost overruns, program delays, and technical failure in orbit, solving three persistent problems for customers today. By the way, as these satellites being utilized for DSC customers continue to orbit the Earth, they are constantly capturing and building our catalog. We’re not over the top of the customers AOI.

Finally, we offer customers and Satellogic ourselves the ability to test new sensors and hardware in orbit using our hosted payload solution. In essence, every satellite that we launch has the potential to help us and our customers accelerate development cycles.

As we’ve discussed, we’re going to market through two unique and complementary channels. Our first channel is directed towards government and D&I customers, and we can use our current satellites to serve these customers, as we build our constellation to reach weekly and a daily re-mapping over the next two to three years.

There’s a massive supply shortage of high-resolution imagery in this market and we’ve seen this fantastic response from customers, not only around the quality of our imagery, but also our capacity that we can provide to them. These customers tend to buy through large multi-year contracts and typically through a multi-step outbound sales cycle. We’ve successfully developed a pipeline of over $2 billion for this first product.

And while our government and D&I customers will reflect the majority of the business for the next couple of years, we ultimately expect that our commercial platform will be significantly larger as a result of the relative addressable markets for each product.

Our second channel, our commercial platform, will take advantage of our constellation’s ability to capture imagery at near zero marginal cost, and build a catalog of the entire planet beginning with monthly re-maps and moving towards weekly in 2023 and daily in 2025. This is a SaaS platform that offers customers the ability to purchase imagery and data analytics, including vertical specific semantic layers interesting to each customer.

The SaaS economics allow us to charge customers according to the value our data provides within each of those customer’s value chain; dynamic pricing, if you will.

Our SaaS platform, which is being launched this month, as Emiliano talked about just a few minutes ago, will drastically expand the current addressable market for high-resolution data and unlock $140 billion market opportunity for us.

In looking at our projections, we expect the D&I and government channel to be the primary driver of growth in the near term, as we realize our backlog and convert our pipeline. But our ability to offer weekly re-maps beginning in 2023 will be a catalyst for the commercial business as the rich and detailed imagery data and insights will be of immense value to these customers across several verticals as proven by our successful pilots that we shared with you earlier.

We’ve been appropriately conservative in our model with only 11% of our near-term pipeline reflected in revenue on a probability weighted basis. As such, we believe there’s considerable upside potential in the near term. In 2025, we’ll be growing revenue at over 100% and we expect to continue experiencing strong growth well into the future.

With respect to EBITDA, we’ll break even by 2022 and that’s when will see the operating leverage of our business really kick into high gear as we rapidly scale up and achieve 60% EBITDA margins by 2025 thanks to unit economics that are unmatched and unachievable by our competitors. This operating leverage is sustainable well into the future.

From a free cash flow perspective, once we have our constellation up and EBITDA continues to grow at the same time, our CapEx is declining rapidly. We’ll expect to begin converting over 50% of our EBITDA to cash flow by 2025.

With respect to CapEx, one of the key advantages of our breakthrough technology and approach is that the cost of our satellites allows us to offer a product that no one else can replicate with total CapEx outlay that’s relatively modest to our revenue and free cash flow potential in the business.

Our CapEx peaks in 2025 when we launch and integrate approximately 100 net new satellites. Once we hit our constellation of 300 satellites in 2025, our CapEx will largely be driven by a replacement cycle, which at a satellite life of three years means $150 million to $200 million annually in satellite replacement CapEx. As we continue to grow, our CapEx intensity will continue to decline from 28% of revenue in 2025 to 14% in 2026. Over the long term, we expect CapEx will be a single digit percentage of revenue.

These projections also assume we continually improve the resolution and capacity to continue to further build our competitive advantage. And by 2025, we’ve conservatively assumed that our satellite costs roughly double that of our satellites today.

In summary, Satellogic’s powerful financial profile reflects significant growth, SaaS economics, with strong operating leverage which will drive a highly profitable business over time.

With respect to valuation, Satellogic expects to be a category creator. But regardless of whether you benchmark our valuation to other category creators, data analytics and SaaS companies, the broader space economy or to our new space peers, we compare favorably at 2.3 times enterprise value to revenue.

What we’re conveying here on this slide is that when you apply reasonable discount rates and forward multiples, it results in a 210% to 460% premium to our $850 million transaction value. We think this is a very attractive entry point for investors.

For this transaction, we have $250 million in trust and $100 million pipe for a total of $350 million before redemptions. Our business plan calls for $215 million to be fully funded, so any additional proceeds will be utilized to accelerate our growth organically or through M&A. We have a detailed transaction overview slide on slide 56 of our investor presentation available on our website for those of you seeking additional information on sources and uses pro forma capitalization or pro forma ownership.

That concludes our prepared remarks, and we’re happy to move to Q&A.

Emiliano Kargieman: Thanks, Rick. Ryan will be moderating this Q&A session. I expect we already have some questions from—

Ryan Driver: Just reminder that to submit a question, click on the Q&A icon on the bottom of your screen, type your question, and press send. All right, first question from Franklin Templeton. I would like to know in your view, how many players can in this industry hold or is this a winner takes all playing field?

Emiliano Kargieman: That’s a really good question. This industry has, of course, different portions of its own value chain. If you think about it from data collection, including satellites, and every other means of data collection that we know, analytics and processing of the data collection and then the services and solutions, the ancillary solutions that you can build for specific verticals.

I think the data collection side is what we argue is a winner-takes-all or winner-takes-most market, we think, because of the ability to deliver data at zero marginal cost, the consolidation of demand, and once we have daily re-maps over a period of time, the accumulated archive of information. It will become more and more difficult for anybody else to compete. And there’s network effects there that can be leveraged to consolidate a winner-takes-most or winner-takes-all preferably.

There will be potentially, I think, niche segments in places in the data collection where there will be several players. One example is those areas where you will always pay an opportunity cost. An example of this is the government and defense and intelligence market. In that particular portion of the market we’ll always expect to see several players because even if we have daily re-maps of the planet in high-resolution every single day, governments will want revisits every hour, governments will want revisits every 15 minutes. To do those things, you would still require to point satellites to specific targets, and when there is an opportunity cost to be paid, I think there is an opportunity for a wide variety of players to play there. You cannot really do zero marginal cost real-time, at least not with the technology we have available today to do real-time, to everyone on the planet, in every moment, right.

So, there will be, as this example, other niche segments of data collection where you might have other players, but as a bulk, I think the data collection part of the value chain will be consolidated into a winner platform.

After that, I think on the analytic side, we don’t see a particular role going forward for pure analytic companies. I think the analytic chain is easier to commoditize. There’s a lot of innovation and a lot of development in analytics and algorithms that’s coming from companies and from sectors that are facing significantly more stringent challenges than the ones you face to process satellite imagery, such as automated cars and the internet itself, right; processing imagery over the internet itself. So, we think those algorithms and those companies will be driving the innovation on the analytic side.

And the Earth observation industry will probably continue to be an adopter of these platforms and those algorithms to process a specific set of data, such as the one that we’re collecting.

Finally, the place where I think there is room for a wide variety of players, and this will always be a very fragmented part of the value chain is the end solutions. There’s not going to be one company that has the ability to deliver every potential solution based on Earth observation data to every potential customer around the world. Not even in big verticals. You’re not going to have one company that owns data for agriculture. There is going to be specific companies delivering services and solutions to farmers in the US Midwest, and there’s going to be specific companies delivering services to farmers in Brazil or in India and other places.

I don’t expect there will be a large consolidation in that domain. Because the knowledge of the end customers, the direct relationships, the expertise and the specifics of each particular application are extremely important. So, this is why we expect our platform to allow a wide number of value-added service partners to build on top and deliver the solutions for each particular application.

Ryan Driver: Thanks, Emiliano. Next question. Can you give us more color/detail on US government contracts which have resulted in 2021 revenue?

Matt Tirman: Sure. I’ll take this one. Thanks for the question. So, as we discussed, we just set up Satellogic North America back in April. We just launched our new satellites, and they became operational in the spring. So, our focus at Sat-North America has been around process, setting up the entity to be ready to take on a classified facility clearance so we can engage in that mitigation process we spoke about.

Then he next step we’ve taken is making the market aware of Satellogic North America, that we can participate in bids, can participate in the market in a robust way. So, that’s going out and talking and meeting with partners and prime contractors and US government end users, and really extolling the virtues of what we can bring to the market. And it’s an incredibly unique value proposition. We have more capacity than Black Sky and Planet at a fraction of the cost without a large anchor tenant in the NRO, as our competitors have. Our initial approved GSA rates are out there for the world to see as well too.

So, that’s what we’ve been up to. I think big things in FY 22 and that’s what we’re building toward right now.

Ryan Driver: Thanks, Matt. Next question. Could you tell us why the satellite as a service model for governments is differentiated if the company can map every corner of the planet with or without the permission from these countries? Will these contracted governments allow their Satellogic customers to reuse these captured images?

Emiliano Kargieman: I can take that one. One thing to keep in mind is what I said before, even at the point where we’re remapping the entire world, every single day, government customers are going to want more frequency of data acquisition. Government customers already want several images per day today. They want revisits and they will continue to do so.

I mentioned briefly a couple of examples where we’re currently discussing with governments on the top tier of customers that are planning to use our capabilities to replace what they’re currently doing with ships patrolling the oceans or with air missions. To be able to replace those capacities you need really high revisits. And in the really high revisit domain, of course, having a lot of satellites, 300 satellites in orbit will allow us to revisit any point of interest on Earth 60 times per day, right; but those customers will always want to pay extra for this revisits because they need the guaranteed capacity.

That was the first part of the question. The second part was related to will we allow the imagery captured in these dedicated satellite constellation contracts to go into an archive and be used by others? This is on a case by case basis, and it depends on the specific requirements of the customer. But in any case, these guaranteed capabilities that we’re selling to our DSC customers don’t affect our capacity to go and re-map the Earth with the rest of our constellation.

Ryan Driver: Thanks, Emiliano. Next question, Will you allow third party companies to analyze your remote data and sell it to the final customer/company? Or do you plan to sell these kinds of services by yourself?

Emiliano Kargieman: Yes, 100%. The whole business model of the company is based on the idea that third parties will use our data to deliver best of class applications for every particular problem. We want to enable and empower an ecosystem of value-added service partners that can do that.

We will probably add some value on top of our imagery and build bundles for each particular application that will make the lives of our value-added service partners simpler and easier. But we will continue to rely on value-added service partners to deliver the true potential of this data for each particular industry where we play.

Ryan Driver: Thanks, Emiliano. Getting into some competitors, how is the Palantir collaboration with Black Sky different from Satellogic’s collaboration?

Emiliano Kargieman: I’m not privy to the details of the specific collaboration that Black Sky has Palantir, but what I can say is that the collaboration that we have with Palantir is very unique. We’re the only company today with the capacity to implement AI models on the edge, directly on the satellites, and this is something that we are developing together. The amount of data, the volume of data and the frequency of data acquisition that we can deliver to make our constellation, for example, along with the quality of the data will differentiate us from any other of our competitors.

Ryan Driver: Next question, Planet seems much further along on the analytics platform partially given their existing large library. Would you agree?

Emiliano Kargieman: Well, as I mentioned before, I don’t think there’s a lot of value on the analytics platform itself. I think that portion of the value chain is the easiest to develop and the faster to be commoditized. Today, of course, we are a new Earth observation company. That means there’s a lot of other companies out there that have been collecting data for a very long period of time.

I would say in high-resolution, probably Maxar is the company with the largest data set of high-resolution Earth observation data today. And the reality is that data set will be dwarfed by just the amount of data that we will collect in a few months just because of the capacity of the constellations that we’re putting in orbit.

So, we don’t think there is an advantage there on data archives that we can make up for with the scalability of our platform. And on the analytics platform, itself, as I mentioned before, we expect to partner mostly with third parties to leverage their analytic algorithms, their analytic platforms to deliver the best service to customers. We are not going to compete with our partners by developing our own.

Ryan Driver: Thank you, Emiliano. Just a reminder, if you would like to ask a question, please use the Zoom Q&A function at the bottom of your screen. Next question. Do you anticipate the Pelican satellites will materially close the gap on price capability advantage you currently have over Planet SkySat?

Emiliano Kargieman: I don’t. I expect Pelican satellites to be higher resolution. I expect Pelican satellites to continue to focus on the market that Planet has been developing with SkySat. To close on the unit economics that we have, anybody will have to solve two very difficult problems. They will have to first figure out a way to collect data continuously with a small telescope, with a small platform; and this is a problem nobody has solved outside of Satellogic.

The second problem that they would need to solve is they would need to become a completely vertically-integrated company. You cannot build satellites for the right unit economics if you’re going out and buying your propulsion systems and buying your telescopes and buying your star trackers and reaction wheels and all those different sensors and actuators for best of breed manufacturers in the Earth observation market. The combination of those two things which is the essence of our unit economic difference will not change with Pelican.

Ryan Driver: All right. Thank you, Emiliano. Thank you, Matt. Thank you, Rick. There are no more questions in the queue. I’ll pass it back over to Emiliano for closing remarks.

Emiliano Kargieman: Thanks, Ryan. Thanks everyone for attending. Thank you for the very thoughtful questions that we received. We’re looking forward to sharing more about the company in the coming months and to meet many of you in one to one meetings. So, thank you for attending. Bye.

End of recording.